	As of
BALANCE SHEET - TRANSITNET LLC	**12/31/2021**

ASSETS

Current Assets	
Cash	1,294,112.56
Trade Receivables	1,089.00
Other Receivables	0.00
Total Current Assets	$1,295,201.56
Other Assets	
Intangible Asset	50,000.00
Total Other Assets	$50,000.00
Total Assets	$1,345,201.56

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accrued Rent	0.00
Accounts Payable	5,625.00
Due to Member(s)	157,051.97
Deferred Revenues	0.00
Total Current Liabilities	$162,676.97
Long-Term Liabilities	
Convertible Notes	0.00
Loan Payable	0.00
Total Long-Term Liabilities	$0.00
Members' Equity	
Members' Equity	50,000.00
Additional Paid-in Capital	2,128,103.00
Retained Earnings (Accumulated Deficit)	0.00
Net Income (Loss)	(995,578.41)
Total Members' Equity	$1,182,524.59
Total Liabilities & Members' Equity	$1,345,201.56

NET INCOME (LOSS) includes onetime expenses included in the PROFESSIONAL SERVICES and FUNDING PORTAL FEES lines of the Income Statement. Those onetime expenses are detailed further in the Income Statement footnotes.

PROFIT/LOSS - TRANSITNET LLC	2021		Q4	Q3	Q2	Q1
Revenue						
Subscriptions	0.00		0.00	0.00	0.00	0.00
Other Revenue	3,047.00		1,089.00	0.00	1,958.00	0.00
Total Revenue	$3,047.00		$1,089.00	$0.00	$1,958.00	$0.00
Cost of Income						
Software and Servers	0.00		0.00	0.00	0.00	0.00
Sales Commission	0.00		0.00	0.00	0.00	0.00
Total Cost of Income	$0.00		$0.00	$0.00	$0.00	$0.00
Gross Profit	$3,047.00		$1,089.00	$0.00	$1,958.00	$0.00
Gross Profit Margin	100.00%		100.00%		100.00%	
Operating Expenses						
Payroll and Benefits	354,241.89		118,605.46	95,852.97	69,197.18	70,586.28
Office Software, SaaS, & Internet	20,020.93		3,279.00	8,349.26	4,344.64	4,048.03
Professional Services	334,156.55		121,032.25	65,886.88	26,224.35	121,013.07
Sales/Marketing	107,242.50		39,900.00	23,000.00	28,555.00	15,787.50
Business Meals	7,852.43		2,290.50	3,157.47	1,015.10	1,389.36
Travel	0.00		0.00	0.00	0.00	0.00
General Operating & Administrative Expenses	93,639.47		25,736.94	24,318.45	19,114.45	24,469.63
Rent and Utilities	7,971.65		2,326.22	1,899.11	2,230.49	1,515.83
Total Operating Expenses	$925,125.42		$313,170.37	$222,464.14	$150,681.21	$238,809.70
Operating Profit (Loss)	($922,078.42)		($312,081.37)	($222,464.14)	($148,723.21)	($238,809.70)
Financing						
Loan Payments	0.00		0.00	0.00	0.00	0.00
Funding Portal Fees	80,249.99		0.00	0.00	20,623.64	59,626.35
Total Financing	$80,249.99		$0.00	$0.00	$20,623.64	$59,626.35
Net Profit (Loss)	($1,002,328.41)		($312,081.37)	($222,464.14)	($169,346.85)	($298,436.05)

PROFESSIONAL SERVICES (FIRST QUARTER) includes a onetime $90,000 reimbursement to parent corporation CapLinked, Inc. for prior-year Software Development expenses incurred during early-stage product development of TransitNet's first core product.

FUNDING PORTAL FEES paid WeFunder on Regulation CF capital raise support only. All Funding Portal Fees had been incurred and expensed as "costs of borrowing" expenses of 06/30/21, and paid in full as of 08/20/21.

TRANSITNET	Revenue	Cash Collected	Cash Payments	Cash Flow
1Q 2021	$0.00	$6,750.00	$127,487.50	($120,737.50)
2Q 2021	$1,958.00	$1,958.00	$155,366.60	($153,408.60)
3Q 2021	$0.00	$0.00	$179,524.18	($179,524.18)
4Q 2021	$1,089.00	$0.00	$299,915.17	($299,915.17)

TRANSITNET 2021 YTD	$3,047.00	$8,708.00	$762,293.45	($753,585.45)